Exhibit 99.1

September 30, 2019

TO THE SHAREHOLDERS OF PYXIS TANKERS INC.

Enclosed is a Notice of the 2019 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”), which will be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004 on Tuesday, November 12, 2019 at 10:30 a.m., local time, the Company’s Proxy Statement and certain other related materials. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2018 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

At the Meeting, our shareholders will consider and vote upon the following:

1. Proposal to elect one Class II Director to serve for a term of three years until our 2022 Annual Meeting of Shareholders (the “Proposal”); and

2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors unanimously recommends that shareholders vote “for” the election of the proposed Class II Director to the Board of Directors.

Only holders of record of shares of our common stock, par value $0,001 per share at the close of business on September 27, 2019 will be entitled to vote at the Meeting.

Provided that quorum is present, in the election of directors, the person receiving the highest number of “for” votes at the Meeting will be elected.

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 27, 2019, THE RECORD DATE OF THE MEETING. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE ELECTION OF THE PROPOSED CLASS II DIRECTOR FOR A THREE-YEAR TERM.

Very truly yours,

Valentios Valentis

Chief Executive Officer and Chairman

PYXIS TANKERS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 12, 2019

NOTICE IS HEREBY given that the 2019 Annual Meeting of Shareholders (the “Meeting”) of Pyxis Tankers Inc. (the “Company”) will be held on Tuesday, November 12, 2019, at 10:30 a.m., local time, at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, for the following purposes, of which item 1 is more completely set forth in the accompanying Proxy Statement:

1. To elect one Class II Director to serve for a term of three years until our 2022 Annual Meeting of Shareholders (the “Proposal”); and

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on September 27, 2019 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. Holders of shares of our common stock, par value $0.001 per share (the “Common Shares”) on the Record Date will be entitled to vote at the Meeting.

Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE PROXY MATERIALS THAT YOU HAVE RECEIVED. IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE ANNUAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON SEPTEMBER 27, 2019, THE RECORD DATE OF THE MEETING.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT “FOR” THE ELECTION OF THE PROPOSED CLASS II DIRECTOR FOR A THREE-YEAR TERM.

This Notice of Meeting, the Proxy Statement and certain other related materials, such as the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2018 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

BY ORDER OF THE BOARD OF DIRECTORS

Henry Williams
Chief Financial Officer
September 30, 2019
Maroussi, Greece

59 K. KARAMANLI STREET
15125 MAROUSSI, GREECE

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 12, 2019

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Pyxis Tankers Inc., a Marshall Islands corporation (the “Company”), for use at the 2019 Annual Meeting of Shareholders to be held at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, on Tuesday, November 12, 2019, at 10:30 a.m., local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement together with the Notice of Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about October 2, 2019. These materials, together with the Company’s annual report on Form 20-F that contains the Company’s audited financial statements for the fiscal year ended December 31, 2018 (the “Annual Report”), may be found on the Company’s website at www.pyxistankers.com. Any shareholder may receive a hard copy of the Company’s proxy materials, including its Annual Report, free of charge upon written request to the Company at 59 K. Karamanli Street, Maroussi 15125 Greece.

VOTING RIGHTS AND OUTSTANDING SHARES

On September 27, 2019 (the “Record Date”), the Company had outstanding 21,165,101 shares of common stock, par value $0.001 per share (the “Common Shares”). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote and who attend the Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted “for” the Proposal set forth on the Notice of Annual Meeting of Shareholders. Mr. Valentios Valentis, the beneficial owner of approximately 80.8% of the Common Shares as of the Record Date, has indicated that he intends to vote “for” the election of Mr. Aristides Pittas, as Class II Director of the Board, for a three-year term, as set forth in the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the position recommended by the Board on the Proposal described in this Proxy Statement are not timely received, the majority of Common Shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “PXS”.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised unless such proxy is irrevocable. A proxy may be revoked by filing with our Secretary at the Company’s executive offices, 59 K. Karamanli Street, Maroussi 15125, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your Common Shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote. Shareholders should speak to their brokers, banks or other nominees in whose custody their Common Shares are held for additional information.

PROPOSAL

ELECTION OF DIRECTORS

The Company currently has four directors, all of whom are divided into three classes. As provided in our Articles of Incorporation, each director is elected to serve for a three year term and until such director’s successor is elected and has been qualified. The term of our current Class II Director, Aristides Pittas, expires at the Meeting.

Upon recommendation from our Nomination and Corporate Governance Committee, the Board has nominated Aristides Pittas, a current Class II Director, for re-election as Class II Director whose term will expire at our 2022 Annual Meeting of Shareholders and until such director’s successor is elected and has qualified.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby “for” the election of Mr. Aristides Pittas. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees is unavailable, the persons named in the accompanying proxy will vote “for” the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Director of the Company is set forth below:

Name	Age	Position
Aristides Pittas	60	Class II Director

Aristides J. Pittas, has been a member of the Board since October 28, 2015. Mr. Pittas has worked in the shipping industry for 30 years. Since May 2005, he has been a member of board of directors and the chairman and chief executive officer of Euroseas Ltd., an independent shipping company that operates in the drybulk and container shipping industry. Since 1997, Mr. Pittas has also been the President of Eurochart, Euroseas’ affiliate, which is a shipbroking company specializing in chartering, selling and purchasing ships. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, Euroseas’ affiliated ship management company. Eurobulk is a ship management company that provides ocean transportation services. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle Upon Tyne and a M.Sc. in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Required Vote. Adoption of the Proposal requires the affirmative vote of the plurality of the votes cast by shareholders entitled to vote at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

We will bear the cost of preparing and soliciting proxies. Shareholders may be solicited by mail, telephone, e-mail, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions are counted as present for purposes of determining a quorum. However, because abstentions are not voted affirmatively or negatively, they will have no effect on the outcome of the election of directors.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Henry Williams
Chief Financial Officer
September 30, 2019
Maroussi, Greece